

05039620

SECURI ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

| SEC FILE NUMBER |
| --- |
| 8- 52491 |

REPORT FOR THE PERIOD BEGINNING __01/01/2004__ AND ENDING __12/31/2004__
                                   MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    Aspen Equity Partners, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 McKinney Avenue Suite 1550
_____
(No. and Street)

Dallas                     Texas               75201
(City)                     (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Still                                              (214) 292-5000
                                                         (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hogan & Slovacek, A Professional Corporation
_____
(Name – if individual, state last, first, middle name)

6120 S. Yale Suite 600       Tulsa               Oklahoma       74136
(Address)                   (City)                  (State)             (Zip Code)

PROCESSED

MAR 3 1 2005

THOMSON
FINANCIAL

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH. D.C. 179 SECTION

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, __Marc Still__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Aspen Equity Partners, LLC__ _____ , as of __December__ _____ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_(signature)_
Signature

__Marc Still General Principal__
Title

_(notary signature)_
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

## ASPEN EQUITY PARTNERS, LLC

Financial Statements
And Supplementary Information
Together with Independent Auditors' Report

December 31, 2004



**Hogan & Slovacek**
A Professional Corporation
Certified Public Accountants

# Hogan & Slovacek

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
TULSA, OKLAHOMA

## Independent Auditors' Report

Board of Directors
Aspen Equity Partners, LLC

We have audited the accompanying statement of financial condition of Aspen Equity Partners, LLC (the Company) as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Equity Partners, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 4, 2005

Hogan & Slovacek

## ASPEN EQUITY PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

### As of December 31, 2004

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 9,092 |
| Receivable from parent | | 690,460 |
| **TOTAL ASSETS** | **$** | **699,552** |

### LIABILITIES

| | | |
|---|---|---|
| Accounts payable | $ | 1,620 |

### MEMBER'S EQUITY

| | |
|---|---|
| Contributed capital | 35,000 |
| Retained earnings | 662,932 |
| | 697,932 |

| | | |
|---|---|---|
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **699,552** |

The accompanying notes are an integral part of this financial statement.

## ASPEN EQUITY PARTNERS, LLC

## STATEMENT OF INCOME

For the Year Ended December 31, 2004

**REVENUES:**

| | |
|---|---:|
| Transaction fees | $ 525,000 |
| Referral fees | 60,993 |
| Interest income | 22,062 |
| | 608,055 |

**EXPENSES:**

| | |
|---|---:|
| Rent and executive services | 7,200 |
| Professional fees | 22,598 |
| Licensing and other fees | 7,942 |
| Franchise tax | 3,009 |
| General and administrative | 952 |
| | 41,701 |

| | |
|---|---:|
| **NET INCOME** | **$ 566,354** |

The accompanying notes are an integral part of this financial statement.

# ASPEN EQUITY PARTNERS, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2004

|  | Contributed Capital | Retained Earnings | Total Member's Equity |
|---|---|---|---|
| **Balance at December 31, 2003** | $ 35,000 | $ 96,578 | $ 131,578 |
| Net income | - | 566,354 | 566,354 |
| **Balance at December 31, 2004** | $ 35,000 | $ 662,932 | $ 697,932 |

The accompanying notes are an integral part of this financial statement.

## ASPEN EQUITY PARTNERS, LLC

## STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net income | $ 566,354 |
| Increase in receivable from parent | (570,363) |
| Increase in accounts payable | 1,120 |
| Net cash used in operating activities | (2,889) |
| **NET DECREASE IN CASH** | (2,889) |
| **CASH, beginning of year** | 11,981 |
| **CASH, end of year** | $ 9,092 |

The accompanying notes are an integral part of this financial statement.

## 1.   ORGANIZATION

Aspen Equity Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas limited liability company, which commenced operations on March 20, 2000. The Company is wholly-owned by Aspen Advisors, LP (the Parent).

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company is a securities broker-dealer that provides financial advisory services relating to mergers and/or acquisitions and underwrites the private placement of securities on a best-efforts basis.

### Transaction Fees

Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

### Income Taxes

Income taxes have not been provided for by the Company because the Parent is solely liable for taxes on the Company's taxable income.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 3.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $7,472, which was $2,472 in excess of its required net capital of $5,000. The Company handled no customer securities or accounts during the year ended December 31, 2004, and accordingly, is not subject to the requirements under SEC rule 15c3-3 and NASD Rule 15c3-3(k)(2)(i).

Subject to SEC restrictions on distributions to shareholders, distributions to members can be made under a capital distribution policy approved by the Company's Board of Directors.

## 4. RELATED PARTY TRANSACTIONS

### Lease Agreement

On December 1, 2003, the Company entered into a month-to-month Lease Agreement with its parent. Under the terms of the agreement, the Company will pay its parent $600 per month for office space and executive services.

### Assigned Financial Consulting Agreements

The Company provided financial and strategic advisory services to an unrelated entity in accordance with Financial Consulting Agreements assigned to the Company by its parent. The Company recognized $525,000 of transaction fees in 2004 under the terms of the Agreements.

### Intercompany Revolving Note Agreement

The Company has an outstanding loan receivable from its parent arising from advances made under an Intercompany Revolving Note Agreement. The agreement provides for interest to be accrued at the greater of four percent or the short-term Applicable Federal Rate. The loan, along with any accrued and unpaid interest, is due and payable on December 31, 2006.

Supplementary Information

## ASPEN EQUITY PARTNERS, LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

### NET CAPITAL

| | | |
|---|---|---|
| Total member's equity | $ | 697,932 |
| Deduct nonallowable asset - receivable from parent | | 690,460 |
| Net capital | $ | 7,472 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness) | $ | 108 |
| Minimum dollar net capital requirement of reporting broker-dealer | $ | 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 5,000 |
| Net capital in excess of required minimum | $ | 2,472 |
| Excess net capital at 1000% (net capital minus 10% of total aggregate indebtedness) | $ | 7,310 |
| Ratio:  Aggregate indebtedness to net capital | | 21.68% |

### RECONCILIATION WITH COMPANY'S COMPUTATION

| | | |
|---|---|---|
| Net capital, as reported in Company's Part II (Unaudited) FOCUS Report | $ | 7,472 |
| Net audit adjustments | | - |
| Net capital per above | $ | 7,472 |

# *Hogan & Slovacek*

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
TULSA, OKLAHOMA

Independent Auditors' Report on Internal Control

Board of Directors
Aspen Equity Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Aspen Equity Partners, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hogan & Slovacek

Hogan & Slovacek
Tulsa, Oklahoma
February 4, 2005